UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 20, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 4Q23

Telefónica | vivo

VIVT B3 LISTED

25 YEARS VIV LISTED NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the fourth quarter of 2023, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

4Q23 HIGHLIGHTS

- Customer base totaled 113 million accesses, of which 99 million were mobile accesses. In the postpaid segment, we added 1.4 million accesses in 4Q23, while churn[1] stood at its lowest historical level, 0.97%.
- Vivo's FTTH footprint continues to expand, now available in 443 cities (+34 cities YoY) with 26.2 million homes passed (+12.4% YoY), and our leadership in FTTH was also strengthened, with 6.2 million homes connected (+12.6% YoY).
- Net revenue grew strongly (+6.9% YoY), mainly boosted by mobile service revenues (+8.7% YoY). Fixed revenue maintained its positive performance (+3.5% YoY), driven by FTTH revenues (+16.5% YoY) and Corporate Data, ICT and Other revenues (+9.9% YoY).
- EBITDA grew +9.9% YoY in 4Q23, with a margin of 42.5% (+1.1 p.p. YoY), due to the solid performance of core revenues (+8.7% YoY) and ongoing control of costs (+4.8% YoY).
- In 2023, Operating Cash Flow[2] totaled R$12,358 million (+26.7% YoY), with a margin of 23.7% (+3.4 p.p. YoY) over net revenue. Capex[3] amounted to R$8,960 million (-6.0% YoY), or 17.2% of revenues (-2.6 p.p. YoY).
- Net income[4] reached R$5,029 million in 2023 (+23.1% YoY).
- Shareholder remuneration paid[5] in 2023 hit R$4,786 million, of which R$2,471 million were in interest on capital, R$1,827 million in dividends and R$489 million in share buybacks. For the years 2024 to 2026, the Company has committed to distribute an amount equal to or above 100% of net income for each fiscal year.

61.8mn Postpaid Accesses — +5.3% YoY

6.2mn FTTH Accesses — +12.6% YoY

R$13.5bn Total Revenues — +6.9% YoY

R$5.8bn EBITDA — +9.9% YoY

[1] Postpaid Monthly Churn (ex-M2M).
[2] Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16).
[3] Does not include amounts related to license renewal of R$9.8 million in 1Q22, reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewal of R$202.7 million in 3Q23 and of R$41.8 million in 4Q23, and IFRS 16 effects.
[4] Considers the net income attributed to Telefônica Brasil.
[5] Considers the events paid from January to December 2023.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
Net Operating Revenue	**13,535**	**12,659**	**6.9**	**52,100**	**48,041**	**8.4**
Core Revenue[1]	12,790	11,771	8.7	48,910	44,151	10.8
Mobile Revenue	9,643	8,899	8.4	36,669	33,070	10.9
Fixed Core Revenue	3,146	2,872	9.5	12,241	11,081	10.5
Non-core Revenue[2]	745	888	(16.1)	3,190	3,890	(18.0)
Total Costs	**(7,783)**	**(7,425)**	**4.8**	**(30,782)**	**(28,760)**	**7.0**
EBITDA	**5,752**	**5,234**	**9.9**	**21,318**	**19,282**	**10.6**
EBITDA Margin	*42.5%*	*41.3%*	*1.1 p.p.*	*40.9%*	*40.1%*	*0.8 p.p.*
EBITDA AL[3]	**4,461**	**4,110**	**8.5**	**16,572**	**14,940**	**10.9**
EBITDA AL[3] Margin	*33.0%*	*32.5%*	*0.5 p.p.*	*31.8%*	*31.1%*	*0.7 p.p.*
Net Income[4]	**1,601**	**1,126**	**42.1**	**5,029**	**4,085**	**23.1**
Earnings per Share (EPS)[5]	**0.97**	**0.68**	**42.8**	**3.03**	**2.44**	**24.0**
CAPEX ex-IFRS 16[6]	**2,295**	**2,489**	**(7.8)**	**8,960**	**9,530**	**(6.0)**
Operating Cash Flow (OpCF)[7]	**3,457**	**2,746**	**25.9**	**12,358**	**9,752**	**26.7**
OpCF[7] Margin	*25.5%*	*21.7%*	*3.9 p.p.*	*23.7%*	*20.3%*	*3.4 p.p.*
Operating Cash Flow AL (OpCF AL)[8]	**2,167**	**1,622**	**33.6**	**7,612**	**5,410**	**40.7**
OpCF AL[8] Margin	*16.0%*	*12.8%*	*3.2 p.p.*	*14.6%*	*11.3%*	*3.4 p.p.*
Free Cash Flow	**592**	**816**	**(27.5)**	**8,148**	**7,289**	**11.8**
Total Subscribers (Thousand)	**113,001**	**112,330**	**0.6**	**113,001**	**112,330**	**0.6**

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] AL means After Leases, more details on page 18.
[4] Net income attributed to Telefônica Brasil.
[5] Earnings per share (EPS) calculated base on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 24.i) of the Financial Statements from December 31, 2023.
[6] Does not include amounts related to license renewal of R$9.8 million in 1Q22, R$180.2 million in 4Q22, reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewal of R$202.7 million in 3Q23 and of R$41.8 million in 4Q23, and IFRS 16 effects.
[7] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.
[8] Operating Cash Flow AL is equivalent to EBITDA After Leases less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
NET MOBILE REVENUE	**9,643**	**8,899**	**8.4**	**36,669**	**33,070**	**10.9**
Mobile Service Revenue	**8,602**	**7,914**	**8.7**	**33,216**	**29,965**	**10.8**
Postpaid[1]	7,101	6,381	11.3	27,319	24,153	13.1
Prepaid	1,501	1,533	(2.1)	5,897	5,812	1.5
Electronics Revenue	**1,042**	**985**	**5.8**	**3,453**	**3,105**	**11.2**

The Mobile Service Revenue growth of +8.7% YoY was mainly driven by Postpaid Revenue[1] (+11.3% YoY), that represents 82.6% of MSR. Postpaid's strong performance is related to the increase in customer base, both due to migrations from prepaid as well as through the acquisition of new customers, and annual price adjustments. In the quarter, postpaid (ex-M2M) churn reached its lowest historical level, 0.97% per month, and the highest ARPU in the last 4 years, R$51.3 (+8.1% YoY).

Prepaid Revenue decreased -2.1% YoY, in part due to the migration of customers from prepaid to hybrid, which benefits the mobile service revenue dynamic as a whole. Prepaid ARPU accelerated by +4.2% YoY.

The broad offer of electronics, from smartphones to connected home devices, contributed to an increase of +5.8% YoY in Electronics Revenue when compared to the same quarter of the previous year. The sale of smartphones compatible with 5G, represented 89% of all smartphones sold in the quarter.

MOBILE ACCESSES


Million
+1.1%
98
98
99
39
37
37
59
60
62
4Q22
3Q23
4Q23
Postpaid
Prepaid

POSTPAID ACCESSES


Million
+5%
59
60
62
16
17
18
42
43
44
4Q22
3Q23
4Q23
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M) %


1.05%
1.09%
0.97%
4Q22
3Q23
4Q23

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
NET FIXED REVENUE	**3,891**	**3,761**	**3.5**	**15,432**	**14,971**	**3.1**
Core Fixed Revenue[1]	**3,146**	**2,872**	**9.5**	**12,241**	**11,081**	**10.5**
FTTH	1,627	1,397	16.5	6,195	5,347	15.9
FTTC	44	101	(56.5)	263	534	(50.7)
IPTV	364	362	0.5	1,477	1,477	(0.0)
Corporate Data, ICT and Others	1,111	1,012	9.9	4,307	3,723	15.7
% of Revenues from Digital B2B	*59.9%*	*55.6%*	*4.3 p.p.*	*57.5%*	*52.7%*	*4.8 p.p.*
Non-core Fixed Revenue[2]	**745**	**888**	**(16.1)**	**3,190**	**3,890**	**(18.0)**
Core Fixed Revenue[1] / Net Fixed Revenue	*80.9%*	*76.4%*	*4.5 p.p.*	*79.3%*	*74.0%*	*5.3 p.p.*
Non-core Fixed Revenue[2] / Net Fixed Revenue	*19.1%*	*23.6%*	*(4.5) p.p.*	*20.7%*	*26.0%*	*(5.3) p.p.*

Net Fixed Revenue grew +3.5% YoY, due to the robust increase in Core Fixed Revenue (+9.5% YoY), that represents 80.9% (+4.5 p.p. YoY) of our fixed revenue and continues to expand, as a result of the strategic decision to focus on fiber and digital B2B businesses.

FTTH revenue rose +16.5% YoY in 4Q23, due to the increase in customer base and the annual price adjustment. FTTH ARPU grew +3.0% YoY, reaching R$89.1 in the quarter. In 2023, we expanded our FTTH network to 2.9 million new homes, connected 692k new customers and reached 34 new cities, now covering 443 cities with the technology. FTTH performance was enhanced by our fiber and postpaid convergent offer, Vivo Total, that represented 81% of fiber gross adds in stores in 4Q23 and already has 1.3 million subscribers (+2.3x YoY).

IPTV Revenue, a product related to fiber connectivity, increased +0.5% YoY in 4Q23, reflecting the annual price adjustment, that contributed to the ARPU increase of +5.2% YoY.

Corporate Data, ICT, and Other Revenues grew +9.9% YoY in 4Q23, as a result of the increased offer of digital services to companies, which represented 59.9% (+4.3 p.p. YoY) of this revenue stream in the quarter. For more information on digital B2B, click here.

FTTH

HOMES PASSED


Million
+12%
23.3
25.1
26.2
4Q22
3Q23
4Q23

HOMES CONNECTED


Million
+13%
5.5
6.0
6.2
4Q22
3Q23
4Q23

[1] FTTH, FTTC, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues. DTH service was discontinued in January 2023.

COSTS

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
TOTAL COSTS	**(7,783)**	**(7,425)**	**4.8**	**(30,782)**	**(28,760)**	**7.0**
COSTS OF SERVICES AND PRODUCTS SOLD	**(2,674)**	**(2,606)**	**2.6**	**(9,989)**	**(9,252)**	**8.0**
Services	(1,449)	(1,420)	2.0	(5,688)	(5,411)	5.1
Products sold	(1,225)	(1,186)	3.3	(4,301)	(3,841)	12.0
COSTS FROM OPERATIONS	**(5,109)**	**(4,819)**	**6.0**	**(20,793)**	**(19,507)**	**6.6**
Personnel	(1,439)	(1,339)	7.5	(5,614)	(4,888)	14.8
Commercial and Infrastructure	(3,362)	(3,111)	8.1	(13,245)	(12,702)	4.3
Provision for Bad Debt	(339)	(315)	7.5	(1,363)	(1,316)	3.6
G&A Expenses	(318)	(357)	(10.8)	(1,211)	(1,190)	1.8
Other Net Oper. Rev. (Exp.)	349	303	15.2	640	589	8.7

Total Costs, excluding expenses with Depreciation and Amortization, totaled R$7,783 million in the quarter, an increase of +4.8% in the year.

COSTS OF SERVICES AND PRODUCTS SOLD

Cost of Services and Products Sold grew +2.6% YoY in 4Q23, due to higher revenues from digital services and sales of electronics.

- SERVICES – increase of +2.0% YoY in 4Q23, due to the growth of the mobile customer base and the sales of solutions and services to companies.
- PRODUCTS SOLD – evolution of +3.3% compared to 4Q22, reflecting higher revenue from smartphones and electronics sales.



COSTS FROM OPERATIONS

Costs from Operations presented a +6.0% YoY growth, mainly due to higher expenses related to commercial activity and inflation impact.

- PERSONNEL – increased by +7.5% YoY in 4Q23, due to annual salary and benefits readjustment, hiring in strategic areas and greater commercial activity.
- COMMERCIAL AND INFRASTRUCTURE – increase of +8.1% compared to 4Q22, because of higher expenses with advertisement and technology, as well as higher costs related to the increase in customer base. These effects were partially offset by the termination of the Transition Service Agreement with Oi and greater adoption of digital channels.
- PROVISION FOR BAD DEBT – grew +7.5% YoY, ending 4Q23 at R$339 million. PBD over gross revenue stood at 1.8%, slightly below 4Q22. PBD control demonstrates the customers prioritization in paying their connectivity services, as well as the execution of actions related to credit and collection actions.
- GENERAL AND ADMINISTRATIVE – decrease of -10.8% YoY in the quarter, related to lower expenses with third-party services.
- OTHER OPERATING REVENUES (EXPENSES) – revenue of R$349 million, an increase of +15.2% compared to the same quarter of last year. This result is due to the recognition of the net amount of R$292 million[1], in 4Q23, associated to the conclusion of negotiations with tower companies, related to leasing contracts of the towers acquired from Oi, partially offset by the lower level of tax recovery and reduction of sales of unused network materials in comparison to the 4Q22.

DIGITALIZATION KPIs

31% — % Payments received through Pix — +15.3 p.p. YoY

23 mn — Vivo App Users — +5.5% YoY

1 - R$292 million are net of PIS/COFINS taxes.

FROM EBITDA
TO NET INCOME

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in 4Q23 was R$5,752 million, an increase of +9.9% compared to 4Q22, with an EBITDA margin of 42.5% (+1.1 p.p. YoY). This performance reflects the strong total revenue growth of +6.9% YoY, with higher share of core revenues 94.5% (+1.5 p.p. YoY), and continuous cost control.

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased +7.4% compared to 4Q22, due to an increased depreciation of leases, because of a larger number of sites, and a higher intangible amortization due to investments made in the previous years.

FINANCIAL RESULTS

In 4Q23, the Financial Results recorded an expense of R$631 million, which represents an increase of +4.5% YoY, due to the higher level of financial expenses related to leases.

NET INCOME

Net Income[1] totaled R$1,601 million in the fourth quarter of 2023, a rise of +42.1% in the annual comparison, benefited by the strong EBIT evolution (+14.0% YoY).

[1] Considers the net income attributed to Telefônica Brasil.

CAPEX

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
Network	1,866	1,986	(6.0)	7,588	7,972	(4.8)
Tech, Information and Others	429	503	(14.7)	1,371	1,558	(12.0)
CAPEX[1] EX-LICENSES | EX-IFRS 16	**2,295**	**2,489**	**(7.8)**	**8,960**	**9,530**	**(6.0)**
IFRS 16 | Leases	2,179	1,012	115.4	4,402	3,229	36.3
TOTAL | IFRS 16	**4,474**	**3,500**	**27.8**	**13,362**	**12,759**	**4.7**

Capex[1] in 4Q23 reached R$2,295 million (-7.8% YoY), representing 17.0% of the Net Operating Revenue for the quarter, a reduction of -2.7 p.p. YoY. Investments were directed towards strengthening our mobile network, leading our 5G coverage to reach 173 cities, which represents 47% of the Brazilian population, in addition to the investment for the expansion of our fiber network.

In 2023, Capex[1] added up to R$8,960 million (-6.0% YoY), in line with the Company's Capex guidance, excluding licenses and leases (IFRS 16), of up to R$9 billion in 2023.

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
Reported EBITDA	**5,752**	**5,234**	**9.9**	**21,318**	**19,282**	**10.6**
Capital Expenditures	(2,295)	(2,489)	(7.8)	(8,960)	(9,530)	(6.0)
Working Capital	(1,028)	268	n.a.	1,496	3,310	(54.8)
IFRS16 | Lease Payments	(921)	(1,151)	(20.0)	(2,755)	(2,940)	(6.3)
Net Financial Result	(474)	(444)	6.7	(1,946)	(1,501)	29.7
Taxes Payments (Income Tax./Social Cont.)	(442)	(602)	(26.6)	(1,005)	(1,332)	(24.5)
FREE CASH FLOW	**592**	**816**	**(27.5)**	**8,148**	**7,289**	**11.8**

Free Cash Flow totaled R$592 million in 4Q23, a decrease of -27.5% YoY. In 2023, Free Cash Flow reached R$8,148 million, an increase of +11.8% YoY, as a result of EBITDA growth and reduced capital intensity, partially offset by higher financial payments and lower working capital generation.

[1] Does not include amounts related to license renewal of R$9.8 million in 1Q22, R$180.2 million in 4Q22, reversal of provision for licenses renewal in the amount of – R$181 million in 2Q23, license renewal of R$202.7 million in 3Q23 and R$41.8 million in 4Q23, and IFRS 16 effects.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1,12% a.a.	2025	94	1,500	1,594
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% a.a.	2027	128	2,000	2,128
Liabilities for the acquisition of companies[1]	R$	Selic and IPCA	2027/2029	26	63	89
Other Creditors[2]	R$	CDI + 3.75% a.a.	2028	0	30	30
5G Licenses	R$	Selic and IGP-DI	2040	351	949	1,301
Gross Debt | EX-IFRS 16				**599**	**4,543**	**5,141**
Leases[3]	R$	IPCA	2036	3,877	9,719	13,596
Gross Debt | IFRS 16				**4,476**	**14,262**	**18,737**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	12/31/2023	09/30/2023	12/31/2022
Short-Term Debt	599	839	2,508
Long-Term Debt	4,543	4,486	4,761
Gross Debt | Ex-IFRS16	**5,141**	**5,324**	**7,269**
Cash, Applic. and Deposit[4]	(4,568)	(5,024)	(2,955)
Derivatives	9	18	6
Net Debt (Cash)	**583**	**318**	**4,320**
Leases[3]	13,596	12,430	12,033
Net Debt	**14,179**	**12,748**	**16,353**

L.T. DEBT PROFILE

YEAR	Financial Debt (R$ million)	IFRS 16 (R$ million)
2025	1,610	2,951
2026	82	2,238
After 2026	2,850	4,529
Total	**4,543**	**9,719**

The Company's gross debt (ex-leases) reached R$5,141 million at the end of 4Q23, being 100% denominated in local currency. Gross indebtedness declined -29% YoY due to the write-off of the contractual retention of mobile assets acquisition from Oi, the settlement of the foreign currency loan (Law 4131) in September/23, as well as the payment of installments related to 5G licenses. Considering Cash and Applications, Contractual Retention[1] and Derivatives, the Company recorded R$583 million in net debt on December 31st, 2023. If the leasing effect[3] is included, net debt reached R$14,179 million at the end of 4Q23.

[1] Liabilities under the contract for the acquisition of Vita IT and Vale Saúde, more details in the note 21 of the Financial Statements from December 31, 2023.
[2] Refers to the investment made by Polígono Capital in Vivo Money in August/23 and in November/23, more details in the note 21 of the Financial Statements from December 31, 2023.
[3] Also includes financial leases that were considered financial debt prior to IFRS 16 (R$246 million in 4Q23, R$257 million in 3Q23, and R$227 million in 4Q22).
[4] Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2022)



IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
160
150
140
130
120
110
100
90
80
Dec-22 Jan-23 Feb-23 Mar-23 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23

	12/31/2023	12/31/2022	Δ
Closing price VIVT3 (R$)	53.44	38.35	39.3%
Closing price VIVT (US$)	10.94	7.15	53.0%
Average daily volume 3M VIVT3 (R$ mn)	123.16	112.54	9.4%
Average daily volume 3M VIVT (US$ mn)	12.58	15.73	-20.0%
Total number of shares	1,652,588,360	1.676.938.271	(24,349,911)
Outstanding shares	1.652.584.004	1.663.556.731	(10,972,727)
Treasury shares	4,356	13.381.540	(13,377,184)
Net income LTM per share (EPS)[1]	3.03	2,44	24.0%
Price/Earnings (P/E)	17.56	15.74	11.5%
Market Cap/Book value (P/BV)	1.27	0.94	35.0%
Book Value per Share	42.10	41.12	2.4%



[1] Earnings per share (EPS) calculated base on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 24.i) of the Financial Statements from December 31, 2023.

SHAREHOLDER REMUNERATION

In 2023, the Company paid to its shareholders the total amount of R$4,786 million, being R$2,471 million in interest on capital, R$1,827 million in dividends and R$489 million in share buybacks.

For the fiscal years 2024 to 2026, the Company has committed to distribute resources to its shareholders through dividends, interest on capital, capital reduction and share buybacks, in an amount equal to or above 100% of the net income to be determined in each of the respective fiscal years mentioned.

From May to December 2023, the Board of Directors deliberated the amount of R$2,190 in interest on capital, for the fiscal year 2023, to be paid until April 30, 2024.

In September 2023, ANATEL authorized the Company to reduce its capital stock in up to R$5 billion. The proposal for the first installment of the capital stock reduction in the amount of R$1.5 billion was approved by the Board of Directors on November 8th, 2023, and by the Extraordinary Shareholders' Meeting (ESM) on January 24th, 2024. The proposed reduction is subject to a 60-day period of opposition by creditors from the publication date of the ESM minutes. The record date of the capital reduction is April 10th, 2024, and the proceeds will be paid in a single installment by July 31st, 2024.

The capital stock reduction operation aims to further improve the Company's capital structure, allowing for further flexibility in allocating its capital, while creating a balance between its needs for resources and value creation for its shareholders.

For more information regarding Shareholder Remuneration, click here.


Total Shareholder Distributions[1]
R$ million
5,914
496
2,630
2,788
6,871
607
2,735
3,529
4,786
489
2,471
1,827
2021
2022
2023
Buybacks
IoC
Dividends


Quarterly Buybacks
R$ million
72
141
73
202
1Q23
2Q23
3Q23
4Q23

[1] Considers dividends, interest on capital declared, and share repurchases made between January and December of each year.

DIGITAL ECOSYSTEM

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

FINANCIAL SERVICES

In December 2023, Vivo Money's credit portfolio reached R$358 million, a 2.0x increase compared to the same period last year. Revenues from financial services grew +36.4% year-on-year, totaling R$403 million in 2023.

ENTERTAINMENT

Vivo offers its customers the best video and music OTTs in the market. These services represented R$563 million in revenues in 2023 (+32.0% YoY) and ended 2023 with 2.7 million active subscriptions (+18.5% YoY).

VIVO VENTURES

In December 2023, Vivo Ventures, our Corporate Venture Capital fund, committed to acquire a shareholding position in Conexa Health LLC, in the amount of R$25 million, its fourth investment since its launch. The investee is the largest independent telemedicine platform in Latin America and a digital health ecosystem that connects patients, professionals, businesses and insurers using up-to-date technology, with the goal of levelling access to quality healthcare.

B2B

Companies in Brazil are moving towards digitalization and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leases, among others. In 2023, B2B digital services generated R$3,374 million in revenues (+25.4% YoY), accounting for 6.5% of Vivo's total revenue in the period (+0.9 p.p. YoY).

We joined forces in the telecom sector to launch our Open Gateway initiative in Brazil, that aims to transform communication networks into intuitive and programmable platforms for the development of digital services and solutions, with the first use-case being developed for the banking sector, focused on combating digital fraud.

B2B Digital Revenues
R$ million


+25%
2,691
3,374
2022
2023
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹

[1] Includes equipment.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2023 – 2025), that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant, current, and future issues in the environmental, social, and governance dimensions.

ENVIRONMENTAL

Telefônica Brasil achieved the first goal of its Net Zero plan, with a 90% reduction in scope 1 and 2 emissions (vs 2015). This is a result of actions such as: 100% renewable electricity, biofuel in the fleet, operational efficiency in equipment, among others.

The company was the first in the sector in Brazil to adopt the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), a framework for nature-related disclosures. In addition, 200 electric cars were incorporated into our fleet, the Distributed Energy Generation Program reached 67 plants and Vivo Recicle program collected around 12 tons.

In 2023, products and services that favor energy and climate efficiency, aligned with the goal of containing the global temperature increase to 1.5°C, totaled R$1.9 billion in revenue.

SOCIAL

In Diversity, approximately 2,700 exclusive positions for diverse talents were opened in 2023 - People with Disabilities, Race, Gender, LGBTI+ and 50+. The company ended 2023 with more than 37% of women in executive leadership positions and approximately 42% of employees self-declared black.

ISO 45001 (standard for management systems of Occupational Health and Safety) scope expanded beyond the SP Region to include the Southern Region of Brazil.

In 2023, approximately R$57 million were invested and around 3.6 million people were benefited by Fundação Telefônica Vivo (FTV's) initiatives, including training activities for educators and students from public schools, and actions from the Corporate Volunteering Program.

GOVERNANCE

Our CEO, Christian Gebara, is part of the Advisory Board of B20, an organization that will coordinate discussions with the Brazilian government and other leaders, directing recommendations on public policies of the private sector to the G20, which will meet in Brazil in 2024.

The company celebrated 25 years of listing on the B3 (Brazilian stock exchange) and NYSE (New York stock exchange). At the B3 celebration, investments in connectivity and efforts in sustainability were highlighted.

Telefônica Brasil was recognized as the most sustainable company in Brazil, according to the Corporate Sustainability Index (ISE B3), achieving 1st place out of 78 listed companies from different sectors. We also remained in the top 10 of the most sustainable companies in our sector in the world by S&P Global (8th position), and for the 4th year, integrated The Sustainability Yearbook 2024. In addition, we were considered one of the 100 most sustainable companies in the world by Corporate Knights.

The company's climate strategy was recognized with the Guardians for Climate award from the UN Global Compact in Brazil, presented at COP 28. Additionally, our voluntary integrity practices were highlighted with the 2022-2023 Pro-Ethics award, an initiative of the Brazilian Controladoria Geral da União (CGU).

OPERATIONAL INDICATORS

Mobile Business

THOUSAND	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
TOTAL MOBILE ACCESSES	**99,075**	**97,979**	**1.1**	**99,075**	**97,979**	**1.1**
Postpaid	61,808	58,673	5.3	61,808	58,673	5.3
Human postpaid (ex-M2M)	44,159	42,377	4.2	44,159	42,377	4.2
M2M	15,905	14,726	8.0	15,905	14,726	8.0
Dongles	1,743	1,570	11.0	1,743	1,570	11.0
Prepaid	37,267	39,306	(5.2)	37,267	39,306	(5.2)
MARKET SHARE	**38.7%**	**38.9%**	**(0.2) p.p.**	**38.7%**	**38.9%**	**(0.2) p.p.**
Postpaid	41.5%	41.9%	(0.4) p.p.	41.5%	41.9%	(0.4) p.p.
Prepaid	34.7%	35.1%	(0.5) p.p.	34.7%	35.1%	(0.5) p.p.
ARPU (R$/month)	**29.1**	**27.0**	**7.8**	**28.2**	**26.3**	**7.4**
Human Postpaid (ex-M2M)	51.3	47.5	8.1	50.1	47.3	5.9
M2M	3.1	3.3	(6.8)	3.2	3.0	4.4
Prepaid	13.4	12.9	4.2	12.9	12.3	4.8
MONTHLY CHURN[1]	**2.0%**	**2.5%**	**(0.6) p.p.**	**2.3%**	**2.5%**	**(0.2) p.p.**
Postpaid (ex-M2M)	1.0%	1.1%	(0.1) p.p.	1.0%	1.1%	(0.1) p.p.
Prepaid	3.2%	4.3%	(1.1) p.p.	3.8%	4.3%	(0.4) p.p.

Fixed Business

THOUSAND	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
TOTAL FIXED ACCESSES	**13,925**	**14,351**	**(3.0)**	**13,925**	**14,351**	**(3.0)**
Core fixed accesses[2]	**7,231**	**6,866**	**5.3**	**7,231**	**6,866**	**5.3**
FTTH	6,175	5,482	12.6	6,175	5,482	12.6
FTTC	212	485	(56.4)	212	485	(56.4)
IPTV	845	898	(5.9)	845	898	(5.9)
Non-core fixed accesses[3]	**6,694**	**7,485**	**(10.6)**	**6,694**	**7,485**	**(10.6)**
Fixed Voice	6,458	7,013	(7.9)	6,458	7,013	(7.9)
xDSL	236	404	(41.6)	236	404	(41.6)
DTH[4]	0	68	n.d.	0	68	n.d.
ARPU | FTTH (R$/month)	89.1	86.5	3.0	88.7	88.2	0.5
ARPU | IPTV (R$/month)	142.4	135.3	5.2	141.3	137.4	2.8
Core fixed accesses[2] / Total Fixed accesses	*51.9%*	*47.8%*	*4.1 p.p.*	*51.9%*	*47.8%*	*4.1 p.p.*
Non-core fixed accesses[3] / Total Fixed accesses	*48.1%*	*52.2%*	*(4.1) p.p.*	*48.1%*	*52.2%*	*(4.1) p.p.*

[1] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 2,218 thousand prepaid accesses and 797 thousand postpaid accesses in Sep/22, 184 thousand postpaid accesses and 155 thousand prepaid accesses in Dec/22, and 457 thousand prepaid accesses in Mar/23. Considering the disconnections, the postpaid (ex-M2M) churn rate would be 1.3% and the prepaid churn rate would be 4.7% in 2022, and the prepaid churn rate would be 3.9% in 2023. [2] FTTH. FTTC and IPTV. [3] Fixed voice, xDSL and DTH. [4] DTH service was discontinued in January 2023.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
Gross Operating Revenue	**18,583**	**16,982**	**9.4**	**71,230**	**67,761**	**5.1**
Net Operating Revenue	**13,535**	**12,659**	**6.9**	**52,100**	**48,041**	**8.4**
Core revenues[1]	12,790	11,771	8.7	48,910	44,151	10.8
Mobile core revenue	9,643	8,899	8.4	36,669	33,070	10.9
Fixed core revenue	3,146	2,872	9.5	12,241	11,081	10.5
Non-core revenues[2]	745	888	(16.1)	3,190	3,890	(18.0)
Total Costs	**(7,783)**	**(7,425)**	**4.8**	**(30,782)**	**(28,760)**	**7.0**
Cost of Services and Products sold	(2,674)	(2,606)	2.6	(9,989)	(9,252)	8.0
Services	(1,449)	(1,420)	2.0	(5,688)	(5,411)	5.1
Products sold	(1,225)	(1,186)	3.3	(4,301)	(3,841)	12.0
Costs from Operations	(5,109)	(4,819)	6.0	(20,793)	(19,507)	6.6
Personnel	(1,439)	(1,339)	7.5	(5,614)	(4,888)	14.8
Commercial and Infrastructure	(3,362)	(3,111)	8.1	(13,245)	(12,702)	4.3
Provision for Bad Debt	(339)	(315)	7.5	(1,363)	(1,316)	3.6
General and Administrative	(318)	(357)	(10.8)	(1,211)	(1,190)	1.8
Other Net Oper. Revenue (Exp.)	349	303	15.2	640	589	8.7
EBITDA	**5,752**	**5,234**	**9.9**	**21,318**	**19,282**	**10.6**
EBITDA Margin %	*42.5%*	*41.3%*	*1.1 p.p.*	*40.9%*	*40.1%*	*0.8 p.p.*
Depreciation and Amortization	**(3,504)**	**(3,263)**	**7.4**	**(13,390)**	**(12,660)**	**5.8**
EBIT	**2,248**	**1,971**	**14.0**	**7,929**	**6,622**	**19.7**
Financial Result	**(631)**	**(604)**	**4.5**	**(2,344)**	**(1,766)**	**32.7**
Gain (Loss) on Investments	**4**	**(11)**	**n.a.**	**(11)**	**(24)**	**(54.9)**
Taxes (Income tax / Social contribution)	**(13)**	**(231)**	**(94.5)**	**(534)**	**(774)**	**(31.0)**
Net Income before non-controlling shareholders	**1,608**	**1,126**	**42.8**	**5,040**	**4,058**	**24.2**
Net Income/(Loss) of non-controlling shareholders	*7*	*(1)*	*n.a.*	*11*	*(27)*	*n.a.*
Net Income[3]	**1,601**	**1,126**	**42.1**	**5,029**	**4,085**	**23.1**
Earnings per Share (EPS)[4]	*0.97*	*0.68*	*42.8*	*3.03*	*2.44*	*24.0*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated base on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 24.i) of the Financial Statements from December 31, 2023.

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	12/31/2023	12/31/2022	Δ% YoY
ASSETS	**120,738**	**119,121**	**1.4**
Current Assets	**19,245**	**17,284**	**11.3**
Cash and Cash Equivalents	4,358	2,274	91.7
Accounts Receivable	9,318	8,691	7.2
Inventories	823	790	4.2
Other current assets	4,746	5,529	(14.2)
Non-Current Assets	**101,493**	**101,838**	**(0.3)**
Accounts Receivable	351	399	(12.0)
Guarantees and Deposits	2,876	2,834	1.5
Other assets	2,985	2,981	0.1
Property, Plant and Equipment, Net	46,318	45,898	0.9
Intangible Assets, Net	48,963	49,725	(1.5)
LIABILITIES AND SHAREHOLDERS' EQUITY	**120,738**	**119,121**	**1.4**
LIABILITIES	**51,111**	**50,666**	**0.9**
Current Liabilities	**20,084**	**22,171**	**(9.4)**
Accounts Payable and Suppliers	9,374	8,451	10.9
Taxes, Fees and Contributions	1,609	1,101	46.2
Loans, Financ., Deb., Leasing and Licenses	4,476	6,020	(25.7)
Interest on Capital and Dividends	2,248	3,187	(29.5)
Provisions and Contingencies	901	1,878	(52.0)
Other Liabilities	1,477	1,533	(3.7)
Non-Current Liabilities	**31,027**	**28,495**	**8.9**
Taxes, Fees and Contributions	4,093	2,893	41.5
Deferred Income Tax and Social Contribution	3,419	3,832	(10.8)
Loans, Financ., Deb., Leasing and Licenses	14,262	13,282	7.4
Provisions and Contingencies	7,082	6,733	5.2
Other Liabilities	2,172	1,756	23.7
SHAREHOLDERS' EQUITY	**69,627**	**68,456**	**1.7**

ADDITIONAL INFORMATION

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
EBITDA	5,752	5,234	9.9	21,318	19,282	10.6
Leases Depreciation (IFRS 16)	(923)	(782)	17.9	(3,353)	(3,050)	10.0
Leases Interest (IFRS 16)	(368)	(342)	7.5	(1,393)	(1,292)	7.8
EBITDA After Leases (EBITDA AL)	**4,461**	**4,110**	**8.5**	**16,572**	**14,940**	**10.9**
EBITDA AL Margin	*33.0%*	*32.5%*	*0.5 p.p.*	*31.8%*	*31.1%*	*0.7 p.p.*
CAPEX ex-IFRS 16	2,295	2,489	(7.8)	8,960	9,530	(6.0)
Operating Cash Flow (EBITDA AL - Capex)	**2,167**	**1,622**	**33.6**	**7,612**	**5,410**	**40.7**
OpCF AL Margin	*16.0%*	*12.8%*	*3.2 p.p.*	*14.6%*	*11.3%*	*3.4 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	4Q23	4Q22	Δ% YoY	2023	2022	Δ% YoY
Depreciation and Amortization	**(3,504)**	**(3,263)**	7.4	**(13,390)**	**(12,660)**	5.8
Depreciation	(1,596)	(1,618)	(1.4)	(6,166)	(6,239)	(1.2)
Leases Depreciation (IFRS 16)	(923)	(782)	17.9	(3,353)	(3,050)	10.0
Amortization	(742)	(672)	10.5	(2,908)	(2,602)	11.8
PPA[1] Depreciation/Amortization	(244)	(191)	27.8	(963)	(770)	25.1

[1] Purchase Price Allocation.

CONFERENCE CALL

Date:

February 21, 2024 (Wednesday)

Time:

11h00 (Brasília time) / **09h00** (New York time)

Connection:

Zoom link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL

INVESTOR RELATIONS

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet
Carolina Dias

Av. Eng. Luis Carlos Berrini, 1376 – 18° Andar – Cidade Monções – SP – 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: ri.telefonica.com.br

VIVT B3 LISTED

25 YEARS VIV LISTED NYSE

ISE B3

ICO2 B3